EXHIBIT 99.1

NewsRelease

TransCanada Announces Start of
Crude Oil Deliveries on Gulf Coast Project

CALGARY, Alberta – January 22, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) is pleased to invite members of the media to participate in a briefing regarding the official start of customer deliveries through the company’s Gulf Coast Project. This event will feature TransCanada's president and chief executive officer, Russ Girling and TransCanada's president of energy and oil pipelines, Alex Pourbaix. Both will discuss the importance of this modern piece of energy infrastructure that will safely connect growing U.S. production with Gulf Coast refiners. TransCanada will now focus on the permitting of Keystone XL, which will increase American energy security and create thousands of jobs.

For media not in attendance, web conferencing will be available for the event with an opportunity for media to ask questions over the phone. Please see details below.

Date:	Wednesday, January 22, 2014

Time:	10 a.m. MST

Location:	Room 214, TransCanada Tower (+15 level, access via escalators)
450 - 1 Street SW, Calgary

Who:	Russ Girling
President and chief executive officer, TransCanada

Alex Pourbaix
President, energy and oil pipelines, TransCanada

Dial-In:	To access the live webcast of the news conference visit:
http://www.gowebcasting.com/5198

Dial-in for audio feed: 416-340-2217 or 1-866-696-5910
Pass code: 8459974

To access a recorded replay of the news conference available until February 21, 2014:

Dial 905-694-9451 or 1-800-408-3053

Pass code: 3669763

Other:	Audio-visual equipment is located on-site and a media feed will be available for those in attendance.

For media dialing in to the conference call, you will be asked to provide your name, organization and geographic location so feel free to dial-in about 10 minutes before the event begins.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Quarterly Report to Shareholders dated November 4, 2013 and 2012 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522